Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
as of December 31, 2016, and for the calendar year then ended

Financial Results for the Year Ended December 31, 2016

Research and development expenses for the year ended December 31, 2016 were $4.2 million, an increase of $1.6 million, or 63%, compared to $2.6 million for the year ended December 31, 2015. The increase resulted primarily from expenses for an additional PK study we conducted in 2016, expenses associated with the preparation of our New Drug Application for KIT-302, and expenses for our renal function clinical trial that commenced in 2016.

General and administrative expenses for the year ended December 31, 2016 were $3.0 million, an increase of $1.5 million, or 99%, compared to $1.5 million for the year ended December 31, 2015. The increase resulted from an increase in salaries and related expenses, including the addition of our Vice-President Business Development, and expenses related to our securities being listed on the NASDAQ since November 2015.

Finance income, net for the year ended December 31, 2016 was $77,000 and is primarily related to income from bank deposits, net of exchange rate differences. Finance expense, net for the year ended December 31, 2015 was $133,000 and was primarily related to exchange rate differences.

The Company's net loss before finance expenses due to fair value adjustments of derivative instruments (primarily our Series A Warrants traded on NASDAQ) for the year ended December 31, 2016 amounted to $7.1 million, compared with a loss of $4.2 million for the year ended December 31, 2015.

In addition, a non-cash expense of $5.0 million was incurred due to the change in the fair value of derivative instruments. This change in fair value relates primarily to our Series A Warrants which included anti-dilution protection. The anti-dilution protection expired in November 2016.

Balance Sheet Highlights

●	Cash, cash equivalents and short-term deposits totaled $14.7 million as of December 31, 2016, compared to $10.6 million on December 31, 2015. The increase of $4.0 million reflects the net proceeds of $9.9 million we received from our public offering in July 2016 less the cash used in operations during 2016.

●	Shareholders' equity totaled $13.4 million as of December 31, 2016, compared to $9.4 million as of December 31, 2015.